ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Marion Graham

Matthew Derby

Lisa Etheredge

Robert Littlepage

Re:	NIQ Global Intelligence plc

Amendment No. 1 to Registration Statement on Form S-1

Filed July 14, 2025

CIK No. 0002054696

Ladies and Gentlemen:

On behalf of our client, NIQ Global Intelligence plc (the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”), via EDGAR, an amendment no. 2 to the registration statement on Form S-1 (“Amendment No. 2”). Amendment No. 2 reflects revisions to the Registration Statement previously filed by the Company with the Commission on June 27, 2025 and amended on July 14, 2025, made in response to the comment letter addressed to the Company dated July 21, 2025 from the staff of the Commission (the “Staff”).

For reference purposes, the comments contained in the Staff’s letter dated July 21, 2025 are reproduced below in bold and the corresponding responses are shown below the comments. Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

Summary Historical Consolidated Financial Data

Recent Developments, page 30

1.

Please revise your bullet pointed list on page 31 to include your preliminary estimate of net loss attributable to NIQ for the three months ended June 30, 2025. This bullet point should appear before your Adjusted EBITDA estimate for the same period. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Division of Corporation Finance

Securities and Exchange Commission

July 22, 2025

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the bullet point list as requested.

2.

Please revise your discussion of footnote 5 on page 32 to explain the specific reason(s) for $57 million in estimated foreign currency exchange gains for the three months ended June 30, 2025. We note that this adjustment was minimal during the three months ended June 30, 2024.

Response to Comment 2:

The Company acknowledges the Staff’s comment and advises that the referenced discussion has been revised to further articulate the nature of the foreign currency exchange gains recorded for the three months ended June 30, 2025 (given the nominal amount recorded for the three months ended June 30, 2024). One of the Company’s EUR-denominated holding companies holds an approximately $1.1B USD Term Loan. The significant appreciation of the EUR against the USD between March 31, 2025 and June 30, 2025 (approximately 9%) compared to a nominal decrease of the EUR against the USD between March 31, 2024 and June 30, 2024 (0.7%) primarily explains the net spread of foreign exchange (gains)/losses reflected in the table between the comparable periods.

Capitalization, page 75

3.

Please revise to include a pro forma column that gives effect to the Reorganization, separate from the offering. The pro forma financial information provided should be presented in a manner consistent with Article 11 of Regulation S-X.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the capitalization table to include a separate pro forma column reflecting the Reorganization, in addition to the “as further adjusted” column reflecting the offering. The pro forma financial information has been presented in a manner consistent with Article 11 of Regulation S-X.

4.

In footnote 2 on page 76, you indicate that the capitalization table does not reflect any repayment of borrowings with proceeds from the offering. However, we note that the revolver line item reflects a zero balance in the “as further adjusted” column as of March 31, 2025. Please refer to Rule 11-02(b)(8) and advise or revise accordingly.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the presentation of the capitalization table consistent with its response to Comment 3 above, and in the “as further adjusted” column reflecting the offering (separate from the Reorganization), the Company has revised to reflect the repayment of borrowings with proceeds from the offering.

Division of Corporation Finance

Securities and Exchange Commission

July 22, 2025

5.

Please revise footnotes 3 and 4 to provide a more fulsome description of the adjustments to recognize a Warrant Liability and Phantom Liability. Your revised disclosures should explain how these amounts were calculated and how they are directly related to the offering. As a related matter, please tell us how you determined that no liability was needed for phantom awards and the warrant agreement for periods prior to the offering.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the footnotes to the capitalization table to explain the Warrant Liability and the Phantom Liability and, in the case of the Phantom Liability, how it is directly related to the offering. The Warrant Liability is now addressed in the “pro forma” column related to the Reorganization. The Phantom Liability is triggered by the occurrence of the offering, following which the vesting of the related phantom awards becomes probable to occur; as such, the Phantom Liability is not reflected in periods prior to the offering.

The Company notes that the Warrant Liability has increased in Amendment No. 2 when compared to Amendment No. 1 because the Company has updated its valuation methodology for the warrant in conjunction with preparation of the pro forma financial statements included in Amendment No. 2. Such methodology is described within the footnotes to the capitalization table.

Supplemental Unaudited Pro Forma Combined Financial Information, page 102

6.

Regarding the Reorganization, we note on page 213 that prior to the completion of this offering your authorized share capital will be $15,000 and €25,000, divided into 1,500,000,000 ordinary shares with a nominal value of $0.00001 per share, 150,000,000 Preferred Shares with a nominal value of $0.00001 per share and 25,000 Euro deferred shares with a nominal value of €1.00 per share. Since it appears this reorganization will materially impact stockholders’ equity and EPS related disclosures, please provide pro forma financial statements prepared in accordance with Article 11 of Regulation S-X, pursuant to Rule 11-01(a)(8) of Regulation S-X. Also, clearly disclose within the pro forma information, and elsewhere where you disclose the reorganization, the share split ratio the will be effected as part of the Reorganization.

Response to Comment 6:

In response to the Staff’s comment, the Company has included pro forma financial statements reflecting the Reorganization in accordance with Article 11 of Regulation S-X and Rule 11-01(a)(8).

The Company advises the Staff that, prior to the Reorganization, NIQ Global Intelligence plc had 100 ordinary shares outstanding. Following the Reorganization (and prior to this offering), NIQ Global Intelligence plc will have 245,000,000 ordinary shares outstanding, resulting in an effective share split of 1:2,450,000. The pro forma financial information has been revised to reflect the Reorganization in accordance with Article 11 of Regulation S-X, pursuant to Rule 11-01(a)(8). The effective share split has been applied retrospectively to all periods presented in the pro forma financial information, including in the calculation of pro forma earnings per share (EPS). Additionally, the share split ratio and its impact on stockholders’ equity and EPS-related disclosures have been clearly disclosed within the pro forma information and, as appropriate, under the heading “The Reorganization.”

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 128

7.

We note the adjustment in your capitalization table on page 75 for warrant and phantom liabilities totaling nearly $114 million. Please revise your MD&A here or elsewhere as applicable to address how the warrant agreement and phantom awards are reasonably expected to impact your cash obligations and results of operations in future periods.

Division of Corporation Finance

Securities and Exchange Commission

July 22, 2025

Response to Comment 7:

In response to the Staff’s comment, the Company has included a discussion of the warrant agreement and the phantom awards and their expected impact in the Company’s cash obligations and results of operations under the heading “Liquidity and Capital Resources.” The Company notes that the warrant is exercisable for shares and may not be settled in cash.

Consolidated Financial Statements, page F-1

8.

We note the registrant has been incorporated since June 6, 2017 and it has had “no business transactions or activities to date.” Since NIQ Global Intelligence plc will succeed to a business for which financial statements are required to be included in this filing, please include the financial statements of the registrant.

Response to Comment 8:

The Company advises the Staff that NIQ Global Intelligence plc is a business combination related shell company, as contemplated by Section 1160.3 of the Financial Reporting Manual, and therefore, in accordance with Section 1160.1 of the Financial Reporting Manual, its financial statements may be omitted.

As disclosed under the heading “The Reorganization,” prior to the Reorganization, NIQ Global Intelligence plc had nominal assets and conducted no operations (other than nominal activities incidental to its formation, the Reorganization and this offering). And as contemplated by Rule 165(f) and Rule 145 under the Securities Act, the Reorganization is being effected through the consent and agreement of each equityholder of AI Pave Dutchco I B.V. to contribute its equity in such entity for equity in NIQ Global Intelligence plc in connection with the Reorganization (and related redomiciliation) (i.e., in a business combination).

Moreover, the Company respectfully submits that, because it has only nominal assets and has conducted only nominal operations, inclusion of financial statements of NIQ Global Intelligence plc would not provide meaningful additional information to investors.

In light of the foregoing, the Company has not included the financial statements of NIQ Global Intelligence plc in the Registration Statement. Following this offering, the Company intends to include the financial statements of NIQ Global Intelligence plc in its periodic reports and other filings as required by applicable law and the rules and regulations of the SEC.

9.

Please explain to us why, prior to the reorganization, you report in the Intermediate Dutch Holdings B.V. Consolidated Statements of Operations “Net loss attributable to NIQ” and in the Intermediate Dutch Holdings B.V. Consolidated Balance Sheets you report “Total NIQ stockholders’ equity.”

Response to Comment 9:

The Company acknowledges the Staff’s comment and respectfully advises that, under the heading “Basis of Presentation,” the Company discloses the following: “the “Company,” “NielsenIQ,” “NIQ,” the “NIQ group,” “we,” “us” and “our” means, prior to the Reorganization, Intermediate Dutch Holdings B.V. and its consolidated subsidiaries and, after the Reorganization, NIQ Global Intelligence plc and its consolidated subsidiaries.” This disclosure is repeated in the introductory paragraphs to the Prospectus Summary. In addition, Note 1 to the Consolidated Financial Statements of Intermediate Dutch Holdings

Division of Corporation Finance

Securities and Exchange Commission

July 22, 2025

B.V. states that Intermediate Dutch Holdings B.V. is referred to, together with the “NIQ subsidiaries” (as therein defined), as “NIQ” or “the Company.” “NIQ” is also the principal trade name for the Company’s operating business. On that basis, the Company has included references such as “Net Loss attributable to NIQ” and “Total NIQ stockholders’ equity” in its disclosure, and the Company respectfully submits that the meaning of such disclosure has been made clear to investors.

Note 16. Share-Based Compensation, page F-46

10.

Please provide a summary of share-based awards granted since January 1, 2024. Provide the date and amount of each share-based award granted along with estimated fair value of the underlying shares of common stock. Reconcile and explain the differences between the fair values determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions with the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement.

Response to Comment 10:

In response to the Staff’s comment, the Company has provided the requested summary and reconciliation below. The Company respectfully advises the Staff that the Company believes that the fair values used as the basis for determining share-based compensation in connection with its profit interest and restricted share unit grants have been reasonable and appropriate for the reasons set forth below.

Division of Corporation Finance

Securities and Exchange Commission

July 22, 2025

Equity Awards From January 1, 2024 to July 22, 2025

Since January 1, 2024, the Board of Directors, with input from management, determined the estimated fair value of the Company’s share-based awards after considering contemporaneously obtained valuation reports from an independent third-party valuation specialist as well as the other objective and subjective factors described in the Registration Statement under the heading Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Equity Award Valuations.”

Below is a detailed summary of share-based awards granted since January 1, 2024, including grant dates, profit interest amounts and type, estimated grant date fair values and estimated total equity value (which was used to establish the value above which such profits interests would participate in the Company’s distribution waterfall in effect prior to the Reorganization).

Grant Date	Award Type(2)	Vesting Type(1)	Granted	Fair Value per Share	Total Equity Value (in millions)
2/21/2024	Equity	Time	2,707	$105.81	$4,100
2/21/2024	Equity	Performance	3,607	$131.73	$4,100
2/21/2024	Phantom	Time	267	$105.81	$4,100
2/21/2024	Phantom	Performance	356	$131.73	$4,100
5/29/2024	Equity	Time	1,088	$105.81	$4,100
5/29/2024	Equity	Performance	1,447	$131.73	$4,100
5/29/2024	Phantom	Time	158	$105.81	$4,100
5/29/2024	Phantom	Performance	211	$131.73	$4,100
6/17/2024	Equity	Time	5,178	$192.07	$3,900
6/17/2024	Equity	Performance	6,903	$226.62	$3,900
8/14/2024	Equity	Time	1,568	$105.81	$3,900
8/14/2024	Equity	Performance	2,089	$131.73	$3,900
8/14/2024	Phantom	Time	201	$105.81	$3,900
8/14/2024	Phantom	Performance	269	$131.73	$3,900
11/20/2024	Equity	Time	5,070	$105.81	$3,900
11/20/2024	Equity	Performance	602	$131.73	$3,900
11/20/2024	Phantom	Time	7,178	$105.81	$3,900
11/20/2024	Phantom	Performance	9,571	$131.73	$3,900
5/21/2025	Equity	Time	3,919	$576.79	$5,200
5/21/2025	Equity	Performance	5,226	$601.84	$5,200

Division of Corporation Finance

Securities and Exchange Commission

July 22, 2025

1 The Company notes that the performance condition for performance-based vesting is not yet probable to occur and, therefore, no share-based compensation expense has been recognized related to these awards to date.

2 Phantom awards are cash settled instruments and, as such no equity is issued. These awards are accounted for as liabilities with the fair value remeasured at each reporting date. As the Phantom awards have a performance condition (i.e. a public offering), no share-based compensation expense has been recognized on issued awards.

HISTORICAL FAIR VALUE DETERMINATION AND METHODOLOGY

The Company’s discussion of share-based compensation for financial reporting purposes is primarily contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Estimates—Equity Award Valuations”. As disclosed, the board of managers of US Holdco has estimated the fair value of the Company’s common stock at the various grant dates, with input from management, considering the Company’s most proximately available contemporaneous third-party valuations of the common stock and the board of managers of US Holdco’s assessment of additional objective and subjective factors that it believed were relevant, including:

•	our results of operations and financial position, including our levels of available capital resources;

•	our business conditions and revenue and cost projections;

•	the valuation of publicly traded companies in the data analytics sector, as well as recently completed mergers and acquisitions of peer companies;

•	the lack of marketability of shares as a private company; and

•	trends, developments and conditions in our industry.

Valuation Methodologies

During the periods presented, equity interests of the indirect parent of our predecessor were not publicly traded. As there have been no public markets for these interests, the estimated fair value of shares underlying our equity-based compensation awards, have been determined by our management and the board of managers of US Holdco, based on contemporaneous valuations prepared by an independent third-party valuation firm. These third-party valuations were performed using generally accepted valuation approaches for determining the equity value, specifically the income and market approaches, with consistent assumptions across all periods (adjusted as appropriate to reflect changes in condition and other relevant facts). The income approach utilizes the discounted cash flow method, which establishes the value of an enterprise based on the present value of future cash flows that are reasonably reflective of our future operations, discounting to the present value with an appropriate risk-adjusted discount rate or capitalization rate. The market approaches assume the value of an asset is equal to the value of a substitute asset with similar characteristics and can include the guideline public company method and guideline acquisitions method. Weightings applied to each method to determine the fair value of the equity are adjusted over time to reflect the merits and shortcomings of each method.

Division of Corporation Finance

Securities and Exchange Commission

July 22, 2025

The concluded total equity value for our predecessor was determined using the above-mentioned methods allocated to the individual classes of shares.

In accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, we considered the various methods for allocating the enterprise value to determine the fair value of shares at the applicable valuation date. Based on the specific rights and preferences of the underlying share classes, we allocate the value to the respective share classes utilizing a Monte Carlo simulation (“MCS”) method, under which potential future equity values at an expected liquidity date are simulated and then allocated based on the contractual waterfall between the classes of shares. The main inputs into the MCS model are the underlying equity being allocated, the expected timing of a liquidity event, the expected volatility and the risk-free rate of return. A discount for lack of marketability is applied to the result of the equity allocation method. In addition, various exit scenarios are considered and applied to determine a weighted equity value.

Application of these approaches involves the use of estimates, judgments, and assumptions that are complex and subjective, such as those regarding assigning weights to the various methodologies, preparation of financial forecasts, determination of discount rates, selection of comparable companies and market multiples, assumptions for volatility, and the probability of possible future events. These assumptions were applied consistently in each third party valuation report, adjusted as necessary to reflect current market conditions (i.e., discount rate and market multiples) as well as company conditions (i.e., probability of future events).

Grant Date Fair Value Determinations

Independent Third-Party Valuations

In February 2024, the Company obtained an independent third-party valuation of the Company’s equity as of February 21, 2024 (the “February 2024 Valuation”). The February 2024 Valuation reflects the Company’s performance to date and outlook at that time, incorporating standard market-based inputs and risk-adjusted forecasts. The methodology employed to derive the estimated enterprise value (“Operating Value”) included both a discounted cash flow (DCF) analysis and the guideline public company approach (GPCM). The discount rate in the DCF reflects prevailing market conditions and the risk factors relevant to the Company’s forecast. The $7.9 billion Operating Value was reduced by then outstanding net debt of $3.8 billion to derive the total equity value.

Based on consideration of this valuation and the objective and subjective factors previously described, the Company’s board of managers of US Holdco determined that the total equity value of the Company was $4.1 billion. Two exit scenarios were considered including a potential 2025 exit (Scenario 1) and a potential 2026 exit (Scenario 2). The independent third-party valuation used the MCS, with an implied equity value of approximately $4.1 billion, expected volatility of 30% and a risk-free interest rate of 4.7% for Scenario 1 and 4.5% for Scenario 2. The valuation then applied a discount for lack of marketability of 12.5%.

Division of Corporation Finance

Securities and Exchange Commission

July 22, 2025

In August 2024, the Company obtained an independent third-party valuation of the Company’s equity as of August 14, 2024 (the “August 2024 Valuation”). The estimated Operating Value largely remained unchanged at $7.9 billion between the February 2024 Valuation and August 2024 Valuation. The valuation was unchanged due to a combination of offsetting factors, as follows:

(1) Partially offsetting impacts of a slight decrease in forecasts combined with a decrease in the calculated market discount rate.

(2) Market Approach multiples were generally consistent, considering company attributes in comparison to those of the peer companies.

The corresponding fair value of equity decreased slightly due to an increase in the Company’s net debt position to $4.0 billion. This result was consistent with expectations of Management and other interested parties, noting that during the period of February 2024 to August 2024, the business was steadily focused on integrating the GfK Acquisition without disrupting the day-to-day operations of either its legacy business or its newly acquired business. For that reason, there were not any events that led to short-term value creation with the expectation that the effort during this time period would be accretive to long-term value, positioning the Company for future growth by leveraging the full capabilities and scale from integrating operating capabilities with GfK.

Based on consideration of this valuation and the objective and subjective factors previously described, the Company’s board of managers of US Holdco determined that the total equity value of the Company was $3.9 billion. Two exit scenarios were considered including a potential 2025 exit (Scenario 1) and a potential 2026 exit (Scenario 2). The independent third-party valuation used the MCS, with an implied equity value of approximately $3.9 billion, expected volatility of 30% and a risk-free interest rate of 4.2% for Scenario 1 and 3.9% for Scenario 2. The valuation then applied a discount for lack of marketability of 12.5%.

In June 2025, the Company obtained an independent third-party valuation of the Company’s equity as of June 2, 2025 (the “June 2025 Valuation”).

Between August 2024 and June 2025, the Company’s Operating Value increased by approximately $1.5 billion, to $9.4 billion, driven by a combination of the following:

(1) Since the August 2024 valuation, GfK was successfully integrated, creating greater confidence in sustainability and leading to an improved long-term financial position with higher valuation multiples, including from the realization of synergies capture, particularly through cost savings initiatives. At June 2025, the Company was nearly two years post completion of the GfK

Division of Corporation Finance

Securities and Exchange Commission

July 22, 2025

Acquisition and the risks of eroding the business during a comprehensive integration process were also minimized and therefore also leading to a lower discount rate in the Income Approach valuation. Further, as the Company completed the integration of the GfK Acquisition and continued its significant organic and inorganic investments along with investments in its technology, there were additional peer companies considered in the application of the Market Approach (used to derive the fair value of equity), which led to an increase in the selected and applied valuation multiples.

(2) Increased visibility into a liquidity opportunity through a public offering, noting that by June 2025, the Company had made progress in preparing for an initial public offering. While an S-1 had not yet been publicly filed, Management partook in several key activities, including active engagement with underwriters, initial valuation discussions, and the establishment of a preliminary price range. The June 2025 conclusion aligned closely with the low end of the preliminary view of the filing range discussed at the time.

These factors together contributed to an increase in the Company’s value as of June 2025 Valuation compared to the August 2024 Valuation.

Based on consideration of this valuation and the objective and subjective factors previously described, the Company’s board of managers of US Holdco determined that the total equity value of the Company was $5.2 billion. Two exit scenarios were considered including a potential 2025 exit (Scenario 1) and a potential 2026 exit (Scenario 2). The independent third-party valuation used the MCS, with an implied equity value of approximately $5.2 billion, expected volatility of 31.7% and a risk-free interest rate of 4.3% for Scenario 1 and 4.0% for Scenario 2. The valuation then applied a discount for lack of marketability of 5.0% for Scenario 1 and 10.0% for Scenario 2.

February 21, 2024 Grant Date Fair Value

The Company’s board of managers of US Holdco determined that the fair value of the Company’s equity appropriately utilized the February 2024 Valuation for its grants.

May 29, 2024 Grant Date Fair Value

At the time of each of the May 29, 2024 grants, the Company’s board of managers of US Holdco determined that the fair value of the Company’s total equity value remained at $4.1 billion as of the date of such grants and granted stock awards effective as of each of those dates based on the allocation of value for such awards. The Company’s board of managers of US Holdco determined that the fair value of the Company’s common stock appropriately utilized the February 2024 Valuation for its grants as a reasonable proximate date.

June 17, 2024, August 14, 2024 and November 20, 2024 Grant Date Fair Values

At the time of each of the June 17, August 14 and November 14, 2024 grants, the Company’s board of managers of US Holdco determined that the fair value of the Company’s total equity value remained at approximately $3.9 billion, which was proximate to August 2024 valuation date, as of the date of such grants and granted stock awards effective as of each of those dates based on the allocation of value for such awards.

Division of Corporation Finance

Securities and Exchange Commission

July 22, 2025

The Company’s board of managers of US Holdco determined that the fair value of the Company’s equity appropriately utilized the August 2024 Valuation for its grants as a reasonable proximate date.

May 21, 2025 Grant Date Fair Value

The Company’s board of managers of US Holdco determined that the fair value of the Company’s equity appropriately utilized the June 2025 Valuation for its grants as a reasonable proximate date.

In all cases, the profits interest awards that were granted since January 1, 2024 were granted with a distribution threshold (i.e., the value at or below which such profits interests do not participate in the distribution waterfall), equal to the grant date fair value amount, determined by the Company as noted for each applicable date above based on the contemporaneous third party valuations referred to above.

COMPARISON OF IPO PRICE RANGE AND HISTORICAL GRANT DATE FAIR VALUE PER SHARE

The Company has achieved positive revenue growth, expanded profitability and higher cash flow driving the equity valuations from $4.1 billion in February 2024 Valuation to $5.2 billion in the June Valuation. Organic constant currency revenue accelerated from 3.3% in 2023 to 6.2% in 2024 and 5.7% in the quarter ended March 31, 2025. Profitability increased as measured by Adjusted EBITDA margin from 15.3% in 2022 to 17.8% in 2023 and 18.6% in 2024. Adjusted EBITDA margin further expanded in the quarter ended March 31, 2025. Free cash flow, excluding the impact of cash paid for interest, expanded from negative $137.8 million in 2022 to negative $4.3 million in 2023 and $186.6 million in 2024. These improved financial performance trends support value creation during the pre-offering time period.

The increase in valuation reflected in the midpoint of the price range for this offering as compared to the June 2, 2025 valuation date was primarily the result of (i) significant progress made with respect to the Company’s IPO, including the filing of the Registration Statement publicly on June 27, 2025, (ii) improvement in broader market conditions and (iii) increase in market valuations of major indices.

Despite significant progress toward an offering as of June 2, 2025, execution risk remained as of the June 2025 Valuation date. The public equity markets remained volatile, including uncertainty tied to evolving tariff policy discussions, which affected investor sentiment. Accordingly, a discount was considered appropriate as of June 2, 2025.

Division of Corporation Finance

Securities and Exchange Commission

July 22, 2025

In addition, during the period between the valuation date of June 2, 2025 through July 21, 2025, the broader markets continued to experience meaningful increases in value, noting the value of the S&P 500 has increased 6.2% and the value of the NASDAQ composite has increased 9.0%, compared to the increase in estimated fair value of the business of 13.5% (on an Operating Value basis). Peer company valuation multiples also continued to expand between June 2, 2025 and the expected offering date.

Total equity value of the Company is $5.2 billion as determined by the June 2025 valuation based on a third-party Monte Carlo valuation model. Utilizing the midpoint of the price range for this offering as presented on the cover page of this prospectus ($22.00) for the 245,000,000 shares outstanding prior to the offering represents a fair value of approximately $5.4 billion. Introducing an assumed discount for lack of marketability of 5% (or $270.0 million) yields a value of approximately $5.1 billion. The Company respectfully submits that a total equity valuation of $5.2 billion is therefore reasonable and supports the fair values of the grants occurring close to the offering.

General

11.

We note that the reorganization will not be completed until after effectiveness. With a view to disclosure, please advise us of the timing of the steps of the reorganization and confirm whether the reorganization is a condition to closing the offering.

Response to Comment 11:

The Company advises the Staff that the Reorganization will occur on the effective date of the Registration Statement after effectiveness of the Registration Statement. As such, it will occur in any event prior to closing of the offering. The Reorganization will occur prior to execution of the underwriting agreement and, therefore, is not set forth as a condition to closing thereunder. The Company has revised the disclosure under the heading “The Reorganization” to clarify this timing.

* *  *  *  *

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7063 or my colleague, Craig Marcus, at (617) 951-7802. Thank you in advance for your assistance.

Very truly yours,

/s/ Thomas Fraser

Thomas Fraser

Division of Corporation Finance

Securities and Exchange Commission

July 22, 2025

Enclosures

cc:	James Peck, NIQ Global Intelligence plc

John Blenke, NIQ Global Intelligence plc

Craig Marcus, Ropes & Gray LLP

Richard Fenyes, Simpson Thacher & Bartlett LLP